Exhibit 99.1

ParcelPal Announces Signing of Definitive Agreements for its First United States Acquisition

Vancouver, British Columbia – September 1, 2021 – ParcelPal Logistics Inc. (the “Company” or “ParcelPal”), (OTC:PTNYF) (CSE:PKG) (FSE:PT0) is pleased to announce that, subsequent to the previously announced letter of intent on July 14, the parties related to the Company’s acquisition of its first United States delivery service company (“Acquiree”) have signed the definitive agreements related thereto and anticipate closing within a week.  This transaction effectively nearly doubles both the Company’s annual revenue and size of ParcelPal, which is additionally significant since it marks the first such acquisition in the history of the Company.

The total purchase price (the “Purchase Price”) was $3.1 million USD, consisting of 60% cash and 40% in restricted shares of ParcelPal’s common stock.  ParcelPal and Acquiree also entered into an exclusive services agreement with its principal business source (which also contain non-interference and non-competition clauses to further enhance the likelihood of the short and long term success of the acquired business).

The cash portion of the purchase price has been secured via a private placement financing, and will be paid in three tranches beginning with the closing date.

Rich Wheeless, CEO of ParcelPal Logistics stated: “This is an exciting day and the largest milestone to date for the Company.  Since the day I joined ParcelPal, I have been working hard to increase margins, increase efficiency and to search for and execute upon expansion opportunities as they arise, including into the United States, which is the world’s largest consumer market.  I believe that this acquisition is an excellent first step to gaining a foothold in the United States.  This acquisition is equally exciting insofar as this instantly nearly doubles the size of the Company and its revenues (when factoring currency conversion rates), and allows us to benefit from existing synergies with our acquisition partner.  Finally, I will continue to actively assess additional acquisitions and continue our client diversification, while simultaneously exploring other synergistic opportunities outside of purely last mile delivery – all in an effort to continue to diversify our business and provide increased shareholder value.  I am beyond thrilled to be working with the Acquiree’s team and am pleased that they share the vision for the strategic direction of ParcelPal.”

Upon closing this week, Acquiree will become a subsidiary of ParcelPal Logistics Inc., but will continue to operate under its existing name with little to no interruption to ensure the quality and continuity of service that it has delivered to date.

The Company looks forward to providing a further material update in the coming days.

About ParcelPal Logistics Inc.

ParcelPal is a Vancouver, British Columbia based company that specializes in last-mile delivery service and logistics solutions.  We are a customer-driven, courier and logistics company connecting people and businesses through our network of couriers in cities including Vancouver, Calgary, Toronto and soon in other major cities in Canada and the United States.  Some of our verticals include pharmacy & health, meal kit deliveries, retail, groceries and more.

ParcelPal Website: www.parcelpal.com

Neither the Canadian Securities Exchange (“CSE”), the Securities and Exchange Commission nor any other securities regulatory authority have reviewed and none accepts responsibility for the adequacy or accuracy of this news release that has been prepared by management.

OTC – Symbol: PTNYF
CSE – Symbol: PKG
FSE – Symbol: PT0

Contact: re: Investor Inquiries - info@parcelpal.com

Forward Looking Information

This news release contains forward looking statements relating to the Proposed Transaction, and the future potential of ParcelPal.  Forward looking statements are often identified by terms such as "will", "may", "should", “intends”, "anticipates", "expects", “plans” and similar expressions.  All statements other than statements of historical fact, included in this release are forward looking statements that involve risks and uncertainties.  These risks and uncertainties include, without limitation, the risk that the Proposed Transaction will not be completed or on time due to, among other things, failure to agree to the terms set forth in the definitive documentation, withdrawal at any time by the target company, failure to receive, be satisfied with or complete delivery of satisfactory due diligence documents and information, failure to receive the approval of the CSE, if and as needed, and the risk that ParcelPal will not be successful due to, among other things, general risks relating to the logistics industry, failure of ParcelPal to gain market acceptance of the transaction, and potential challenges related to expansion into a new country, or with the intellectual property utilized in ParcelPal and its acquisition target(s).  There can be no assurance that any forward looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The Company cannot guarantee that any forward looking statement will materialize and the reader is cautioned not to place undue reliance on any forward looking information.  The risk of the discontinuation of business by third party customers of the acquired business(es) cannot be guaranteed, and is a business risk that is, in large measure,  out of the control of the Company.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Forward looking statements contained in this news release are expressly qualified by this cautionary statement.  The forward looking statements contained in this news release are made as of the date of this news release and the Company will only update or revise publicly any of the included forward looking statements as expressly required by Canadian or United States securities laws.